# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MALIBU BOATS, INC., CIK 0001590976
CUSIP: 56117J100
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 5075 Kimberly Way, Loudon, Tennessee (TN), 37774
Date of event which requires filing of this statement: 05/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002055318

## Reporting persons
- TWIN LIONS MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,050,291; sole dispositive power 0; shared dispositive power 1,050,291; aggregate amount beneficially owned 1,050,291 (5.5% of the class)
- TIMOTHY ABBOTT: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,050,291; sole dispositive power 0; shared dispositive power 1,050,291; aggregate amount beneficially owned 1,050,291 (5.5% of the class)

## Item 1. Issuer
Name of issuer: MALIBU BOATS, INC.
Address of issuer's principal executive offices: 5075 Kimberly Way, Loudon, Tennessee 37774

## Item 2. Person Filing
Name of person filing:
Twin Lions Management LLC
Timothy Abbott
Address of principal business office or, if none, residence:
Twin Lions Management LLC
1 Landmark Square
Suite 730
Stamford, Connecticut 06901

Timothy Abbott
c/o Twin Lions Management LLC
1 Landmark Square
Suite 730
Stamford, Connecticut 06901
Citizenship:
Twin Lions Management LLC - Delaware
Timothy Abbott - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Twin Lions Management LLC - 1,050,291
Timothy Abbott - 1,050,291
Percent of class:
Twin Lions Management LLC - 5.5%
Timothy Abbott - 5.5%
Sole power to vote or to direct the vote:
Twin Lions Management LLC - 0
Timothy Abbott - 0
Shared power to vote or to direct the vote:
Twin Lions Management LLC - 1,050,291
Timothy Abbott - 1,050,291
Sole power to dispose or to direct the disposition:
Twin Lions Management LLC - 0
Timothy Abbott - 0
Shared power to dispose or to direct the disposition:
Twin Lions Management LLC - 1,050,291
Timothy Abbott - 1,050,291

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Twin Lions Management LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Class A Common Stock, par value $0.01.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- TWIN LIONS MANAGEMENT LLC: By: /s/ Timothy Abbott, Timothy Abbott / Managing Member (05/13/2025)
- TIMOTHY ABBOTT: By: /s/ Timothy Abbott, Timothy Abbott (05/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.